

April 28, 2015

Daniel R. Feehan
Chief Executive Officer and President
Cash America International, Inc.
1600 West 7th Street
Fort Worth, TX 76102-2599

> **Re:** **Cash America International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 1-9733**

Dear Mr. Feehan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Disclosure, page 48

1. Please explain to us why you believe disclosure of adjusted earnings from continuing operations, adjusted earnings per share from continuing operations and adjusted EBITDA are not prohibited by paragraph (e)(ii)(A) and (B) of Item 10 of Regulation S-K. In addition, please tell us your consideration of disclosing the manner in which management uses adjusted earnings from continuing operations, adjusted earnings per share from continuing operations and adjusted EBITDA, the economic substance behind management's decision to use such non-GAAP financial measures, the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures and the manner in which management compensates for the limitations when using the non-GAAP financial

measures. Please refer to paragraph (e)(1)(i)(C) of Item 10 of Regulation S-K and Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

2. Please tell us your consideration of reconciling non-GAAP financial measures to net income and/or why you believe that income (loss) from continuing operations is the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to reports filed on Form 10-Q and Form 8-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

3. Discontinued Operations, page 95

3. We note that you retained a 20% interest in Enova subsequent to the spin-off and that you account for such equity interest as available-for-sale securities. Please tell us and disclose in future filings why you do not have the ability to significantly influence the operating or financial policies of Enova. Refer to ASC 323-10-5-3a.2.

11. Long-Term Debt, page 106

4. We note that the senior unsecured notes are guaranteed by your subsidiaries and that each subsidiary is 100% owned; the guarantees are full and unconditional; and the guarantees are joint and several. However, since the parent has an investment in Enova common stock, it does not appear that you can omit the condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X. Please include the condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X or tell us your basis for omitting the condensed consolidating financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry, Staff Attorney, at (202) 551-3621 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief